Filed by Energy Metals Corporation
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Energy Metals Corporation
Exchange Act File No. 001-33172

Uranium One Inc.	Energy Metals Corporation
390 Bay Street, Suite 1610	Suite 1238, 200 Granville Street
Toronto, Ontario M5H 2Y2	Vancouver, British Columbia V6C 1S4

Trading Symbols:	SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange)
EMC – Toronto Stock Exchange; EMU – NYSE Arca

NEWS RELEASE
July 31, 2007
NR 7-22

Energy Metals Securityholders Approve Arrangement with Uranium One

Toronto, Ontario; Vancouver, British Columbia; Johannesburg, South Africa – Uranium One Inc. (“Uranium One”) and Energy Metals Corporation (“EMC”) are pleased to announce today that the securityholders of EMC have voted overwhelmingly to approve the proposed Plan of Arrangement with Uranium One. The transaction was approved by 99.68% of the votes cast by shareholders and by 100% of the votes cast by optionholders, for approval by an aggregate of 99.73% of Energy Metals securityholders voting in person or by proxy at the meeting.

Under the terms of the Plan of Arrangement, EMC securityholders will receive 1.15 Uranium One common shares for each EMC common share, and 1.15 options to acquire Uranium One common shares for each option to acquire EMC common shares, held at the time of closing.

The acquisition of EMC by Uranium One has been cleared by the Committee on Foreign Investments in the United States under the provisions of the Exon-Florio Amendment to the Defense Production Act of 1950.

Paul Matysek, EMC President and CEO commented:

“Today’s vote reflects the strong support our securityholders have shown for this transaction. By combining with Uranium One, EMC securityholders will gain exposure to existing production and cash flow, while maintaining a significant interest in our portfolio of near-term production visible projects in the United States.”

Neal, Froneman, President and CEO of Uranium One commented:

“We are extremely pleased to see this overwhelming approval for the transaction. The addition of EMC’s assets to those of Uranium One will enhance Uranium One’s status as a geographically diversified emerging senior uranium producer with an unrivalled production growth profile.”

An application to the Supreme Court of British Columbia for a final court order approving the Plan of Arrangement is scheduled for August 3, 2007. The transaction is expected to close on or about August 10, 2007.

About Uranium One

Uranium One Inc. is a Canadian-based uranium producing company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns 70% of the operating Akdala Uranium Mine in Kazakhstan and is also developing the South Inkai and Kharasan Uranium Projects in Kazakhstan. Uranium One owns the Dominion Uranium Project in South Africa, as well as the Honeymoon Uranium Project in South Australia. The Corporation recently acquired the Shootaring Canyon Mill and associated assets in the western United States. Uranium One is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan, South Africa, Australia and the Kyrgyz Republic.

About Energy Metals Corporation

Energy Metals Corporation is a TSX and NYSE Arca listed company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently development drilling the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:

Neal Froneman	Paul Matysek, M.Sc., P. Geo.
Chief Executive Officer	Chief Executive Officer
Uranium One Inc.	Energy Metals Corporation
Tel: + 27 83 628 0226	Tel: + 1 604 684-9007

Chris Sattler	William M. Sheriff, B.Sc.
Senior Vice President, Investor Relations	Chairman
Uranium One Inc.	Energy Metals Corporation
Tel: + 1 416 350-3657	Tel: + 1 972 333-2214

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain of the statements made herein, including any information as to the timing and completion of the proposed transaction, the potential benefits thereof, the future activities of and developments related to EMC and Uranium One prior to the proposed transaction and the combined company after the proposed transaction, market position, and future financial or operating performance of Uranium One or EMC, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the corporations’ ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: uranium and gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits, success of exploration activities and permitting time lines; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, South Africa, Australia, Kazakhstan or other countries in which either corporation does or may carry out business in the future; risks of sovereign investment; the speculative nature of uranium and gold exploration, development and mining, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of uranium and gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in the section entitled “Risk factors” in Uranium One’s Annual Information Form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com, and the section entitled “Risk factors” in EMC’s Annual Information Form for the year ended June 30, 2006 which is available on SEDAR at www.sedar.com and from the SEC at www.sec.gov and which should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. Neither corporation undertakes any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

For further information about Uranium One, please visit www.uranium1.com. For further information about Energy Metals, please visit www.energymetalscorp.com